From:	**Joshua Blew** <joshua@normalfinance.io>
To:	**Tom W** <lynnreeve2011@gmail.com>
Subject:	Re: Update?
Date:	04.06.2022 12:18:11 (+02:00)

Hey Tom,

Yes, it's taken some time, but I've found a strategy to accept investments from friends/family. Technically, it's crowdfunding and will be done on a platform called WeFunder.

I'm in the process of completing the campaign setup this weekend with a goal to have it live within the next week. Apart from the campaign setup, I'm negotiating the terms of the round with a possible lead investor (another friend/family). WeFunder requires a lead for all campaigns, so I'm required to obtain that first before I can launch it.

Once it's launched, let's setup a call to review everything.

Best,

Joshua Blew
Normal | Founder & CEO

On Sat, Jun 4, 2022 at 7:33 AM Tom W <lynnreeve2011@gmail.com> wrote:
> Hey Josh,
> Glad things are progressing. When do you think you will need the money this year?Have you come up
> with the SAFE that you'd discussed for investors.

From:
Josh at Normal <joshua@normalfinance.io>
To:
joshua@normalfinance.io <joshua@normalfinance.io>
Subject:
Normal's May Monthly Update
Date:
01.06.2022 09:07:58 (+02:00)

Heyo,

Josh from Normal here wishing you another happy hump day!

This is our 2nd official monthly update and yet again, I'm so excited to share the progress we've made from the past month of May.

Some big highlights:
1. Acceptance into the Antler Startup Accelerator in Boulder, CO this summer
2. Finished coding the mobile app and made an **EPIC** teaser video sneak peak
3. Launching an investment campaign on Wefunder soon to crowdfund Normal's first fundraising dollars

Normal mobile app **sneak peak:**



By this time next month, I'll be sending you June's update from the beautiful state of Colorado!

If you have any food, drink, or nature recommendations please share them! I'd love to check them out and include them in one of the next update emails :)

If you haven't already, please:









- **Follow us** on Twitter and join us on Discord
- **Share us** with your crypto loving friends
- And if you know anyone who invests in startups, please **reply to this email** with their name and email

Now go win today and the week and don't let anyone stop you!

Best,

Joshua Blew
Normal | Founder & CEO
https://www.normalfinance.io/